Harvest Natural Resources, Inc.
1177 Enclave Parkway, Suite 300
Houston, Texas 77077
November 10, 2010
BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	John Lucas
James Giugliano

Re:	Harvest Natural Resources, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 16, 2010

Schedule 14A
Filed April 9, 2010

Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 9, 2010

File No. 001-10762
Ladies and Gentlemen:
In its letter dated August 20, 2010, the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) provided to Harvest Natural Resources, Inc. (the “Company”) comments with respect to the Company’s (a) Annual Report on Form 10-K for the year ended December 31, 2009, (b) Proxy Statement on Schedule 14A filed on April 9, 2010 and (c) Quarterly Report on Form 10-Q for the quarter ended June 20, 2010. By letter to the Commission dated September 14, 2010, the Company responded to those comments. In its letter dated November 1, 2010, the Staff responded to the Company’s September 14, 2010 letter and provided additional comments (the “Comments”) and asked for responses to the Comments within 10 business days.
The Company respectfully requests additional time to respond to the Comments, and expects to provide such responses on or before November 22, 2010.
If any member of the Staff has any questions concerning the Company’s request, he or she should contact the undersigned at (281) 899-5710.

Very truly yours,
/s/ Keith L. Head
Vice President and General Counsel